

Kraig Weaver · 3rd

Owner & Head Distiller at The Block Distilling Co.

Denver, Colorado, United States · 288 connections ·

[Contact info]()

The Block Distilling (

 Colorado School of N

Experience

Owner, Manager, Head Distiller

The Block Distilling Co. · Self-employed

Jul 2015 – Present · 5 yrs 7 mos

2990 Larimer St., Denver, CO 80205

Me and two partners are currently getting the project off the ground. It will be a investor backed craft distillery opening in the summer of 2016. We have secured a 10 year lease with first right of refusal on the space neighboring at the end of year 2. We are about to start demolition on the building with equipment having already been ordered. We are also still accepting investors if anyone is interested feel free to message me to hear more. Is has been a really exciting project thus far and we cannot wait until it opens!



owner / designer / builder

AND collaborative

Jun 2013 – Dec 2019 · 6 yrs 7 mos

Denver

I am the founder of the creative collaboration company AND collaborative (www.ANDcollaborative.com). AND specializes in getting groups of creatives together to offer one of a kind services and products ranging from custom wood and metal furniture to photography to graphic design to art. Located in Denver, CO all of AND's products a ...see mor



Petroleum Engineer

Well Data Labs

Apr 2015 – Aug 2015 · 5 mos

Ever evolving position involving product testing and development, customer success, and customer service.



WPX Energy

4 yrs 4 mos



Reservoir Engineer II

Jun 2012 – Apr 2015 · 2 yrs 11 mos

I work in the Exploration Group evaluating potential plays and data rooms.



Completions Engineer

Jan 2011 – Jun 2012 · 1 yr 6 mos
Denver

Worked as a Completions Engineer in the Piceance Basin. Also ran and started WPX's participation in FracFocus.org.

Education



Colorado School of Mines

Bachelor of Science (B.S.), Petroleum Engineering

2006 – 2010

